# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cantor Fitzgerald Income Trust, Inc., CIK 0001666244
CUSIP: 138615505
Title of class of securities: Class AX common stock, $0.01 par value
Address of issuer's principal executive offices: 110 EAST 59TH STREET, New York, New York (NY), 10022
Date of event which requires filing of this statement: 01/02/2026
Filed by CIK 0002048880
Persons authorized to receive notices and communications: Brandon G. Lutnick, 110 East 59th Street, New York, New York (NY), 10022, (212) 938-5000

## Reporting persons
- CF GROUP MANAGEMENT, INC.: type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 753,024.59; sole dispositive power 0; shared dispositive power 753,024.59; aggregate amount beneficially owned 753,024.59 (6.67% of the class)
- CANTOR FITZGERALD, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 753,024.59; sole dispositive power 0; shared dispositive power 753,024.59; aggregate amount beneficially owned 753,024.59 (6.67% of the class)
- CANTOR FITZGERALD INVESTORS, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 1,830.72; shared voting power 751,193.87; sole dispositive power 1,830.72; shared dispositive power 751,193.87; aggregate amount beneficially owned 753,024.59 (6.67% of the class)
  Comment: Amounts reported in rows 8 and 10 represent shares owned by CF Real Estate Holdings, LLC, a wholly-owned subsidiary of Cantor Fitzgerald Investors, LLC.
- CF REAL ESTATE HOLDINGS, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 751,193.87; shared voting power 0; sole dispositive power 751,193.87; shared dispositive power 0; aggregate amount beneficially owned 751,193.87 (6.66% of the class)
- Brandon G. Lutnick (CIK 0002048880): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 753,024.59; sole dispositive power 0; shared dispositive power 753,024.59; aggregate amount beneficially owned 753,024.59 (6.67% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class AX common stock, $0.01 par value
Name of issuer: Cantor Fitzgerald Income Trust, Inc.
Address of issuer's principal executive offices: 110 EAST 59TH STREET, New York, New York (NY), 10022

## Item 2. Identity and Background
Name of person filing:
This statement is filed on behalf of:

(i) CF Real Estate Holdings, LLC ("CF Real Estate");

(ii) Cantor Fitzgerald Investors, LLC ("the Sponsor");

(iii) Cantor Fitzgerald, L.P., a Delaware limited partnership ("Cantor"), the parent company of the Sponsor;

(iv) CF Group Management, Inc., a New York corporation ("CFGM"), the managing general partner of Cantor; and

(v) Brandon G. Lutnick, the Chairman and Chief Executive Officer of Cantor and CFGM and also the trustee with decision making control of the trusts that hold all of the voting shares of CFGM.

Cantor Fitzgerald Income Trust, Inc. a Maryland corporation ("Issuer"), is externally managed by a wholly-owned subsidiary of the Sponsor, Cantor Fitzgerald Income Advisor, LLC ("Advisor"), and CF Real Estate is a wholly-owned subsidiary of the Sponsor. Cantor is the ultimate parent company of the Sponsor, and CFGM is the managing general partner of Cantor.
Residence or business address: The address of the principal business and principal office of each of the Sponsor, CF Real Estate and Cantor is 110 East 59th Street, New York, New York 10022. The address of the principal business and principal office of CFGM and Brandon G. Lutnick is 499 Park Avenue, New York, New York 10022.
Present principal occupation or employment: The Sponsor's principal business is to act as the Issuer's sponsor. The principal business of Cantor is providing financial services, including an array of financial products and services in the equity, fixed income and foreign exchange capital markets. The principal business of CFGM is to act as the Managing General Partner of Cantor. The principal business of CF Real Estate is to support its parent's role as the Issuer's Sponsor. The principal occupation of Brandon G. Lutnick is to serve as an executive of Cantor and certain of its affiliates, including as the Chairman of the Board of Directors of the Issuer. The information set forth in Item 4 below is incorporated by reference herein.
Criminal convictions in the last five years:
None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D and is incorporate herein by reference.
Civil proceedings (securities laws) in the last five years:
None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D and is incorporate herein by reference.
Citizenship:
The Sponsor is a Delaware limited liability company. CF Real Estate is a Delaware limited liability company. Cantor is a Delaware limited partnership. CFGM is a New York corporation. Brandon G. Lutnick is a citizen of the United States.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D and is incorporate herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: In January, CF Real Estate purchased $9,299,994.63 of the Issuer's Class I common stock with cash from operations. In April, CF Real Estate purchased $2,500,000 of the Issuer's 9.50% Series A Cumulative Redeemable Preferred Stock with cash from operations.

## Item 4. Purpose of Transaction
Purpose of transaction:
Equity Investment in Class I Common Stock

As previously disclosed on a Current Report on Form 8-K filed by the Issuer on December 2, 2025, the Issuer's Advisor engaged in discussions with the Issuer regarding an additional equity investment through an affiliate that would bring such affiliate's beneficial ownership of the Issuer's outstanding common stock above 5.00%.

In connection with such discussions, on January 2, 2026, CF Real Estate completed a purchase of 478,641 shares of the Issuer's Class I common stock at a price of $19.43 per share in a transaction that increased CF Real Estate's beneficial ownership of the Issuer's outstanding Common Stock to approximately 6.36%.

The additional investment was made on the same terms and at the same price as other investors participating in the Issuer's current offering of Class I Shares. The Class I Shares acquired in the transaction do not have any preferences, rights, or seniority with respect to dividends, liquidation, or voting relative to the Issuer's other outstanding equity securities, except as expressly set forth in the Issuer's organizational documents and governing instruments.

Purchase of Preferred Stock

On April 8, 2026, CF Real Estate purchased 100,000 shares of the Issuer's newly issued 9.50% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), at a price of $25.00 per share, in an underwritten public offering by the Issuer (the "Offering"). The Series A Preferred Stock was issued pursuant to the Articles Supplementary filed by the Issuer on a Current Report on Form 8-K on April 10, 2026, classifying and designating such series of preferred stock and, indirectly, through the establishment of a corresponding series of ownership interests designated as "Series A Preferred Units" at the level of Cantor Fitzgerald Income Trust Operating Partnership, L.P. (the "Operating Partnership"), as reflected in the First Amendment to the Second Amended and Restated Limited Partnership Agreement of the Operating Partnership ("Amendment No. 1").

The Series A Preferred Stock ranks senior to the Issuer's common stock with respect to dividend rights and rights upon voluntary or involuntary liquidation, dissolution or winding up of the Issuer and is subject to the terms and conditions set forth in the Articles Supplementary, Amendment No. 1 and the Issuer's organizational documents. CF Real Estate acquired the Series A Preferred Stock in the Offering on the same terms and at the same price as other investors participating in the Offering and did not receive any special rights, arrangements or other preferential treatment in connection with the investment.

Except as described above, Mr. Lutnick has no present plans or proposals that would relate to or result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D other than actions taken, or discussions participated in, in Mr. Lutnick's capacity as a member of the board of directors of the Issuer, consistent with Mr. Lutnick's fiduciary duties under applicable law.

Mr. Lutnick may, from time to time, review his investment in the Issuer and may determine to acquire additional securities of the Issuer, dispose of some or all of its securities of the Issuer, or take other actions with respect to its investment or board service, subject to applicable laws, regulations, governing documents relating to ownership of the Issuer's securities, and any agreements made pursuant to his service as a director of the Issuer.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D and is incorporate herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The beneficial ownership set forth herein is based on

(i) 11,286,892.89 shares of common stock issued and outstanding as of April 22, 2026, of which there are 5,542,982.15 shares of Class I common stock, 1,006,665.65 shares of Class IX common stock, 3,021,100.69 shares of Class AX common stock, 445,021.19 shares of Class D common stock, 5,453.04 shares of Class S common stock, 1,260,730.49 shares of Class T common stock, and 4,939.67 shares of Class TX common stock ("Class TX Shares" and, together with the Class AX Shares, Class D Shares, Class I Shares, Class IX Shares, Class S Shares and Class T Shares, the "Common Stock"); and

(ii) 800,000 shares of 9.50% Series A Cumulative Redeemable Preferred Stock issued and outstanding as of April 10, 2026.

CFGM in the managing general partner of Cantor, which is the parent entity of the Sponsor and CF Real Estate. Mr. Lutnick is the Chairman and Chief Executive Officer of CFGM and the Sponsor and is the trustee with decision making control of trusts that hold all voting shares of CFGM. In such capacities, each of CFGM, Mr. Lutnick, and Cantor may be deemed to beneficially own the same securities beneficially owned directly by the Sponsor and CF Real Estate, consisting of:

(i) 1,830.72 shares of Class I common stock held directly by the Sponsor, representing 0.00% of the Issuer's outstanding Common Stock;

(ii) 556,659.57 shares of Class I common stock held directly by CF Real Estate, representing 4.93% of the Issuer's outstanding Common Stock;

(iii) 186,217.61 shares of Class IX common stock held directly by CF Real Estate, representing 1.65% of the Issuer's outstanding Common Stock; and

(iv) 8,316.68 shares of Class AX common stock held directly by CF Real Estate, representing 0.007% of the Issuer's outstanding Common Stock.

Mr. Lutnick beneficially owns 100,000 shares of 9.50% Series A Cumulative Redeemable Preferred Stock, representing 12.5% of the Issuer's outstanding preferred stock.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D and is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Schedule 13D and the information set forth in Item 5(a) of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as reported in this Schedule 13D, none of the Reporting Persons has affected any transactions in the Issuer's equity securities during the past sixty (60) days. The information set forth in Item 5(a) of this Schedule 13D is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Series A Preferred Stock beneficially owned by CF Real Estate was issued pursuant to the Articles Supplementary classifying and designating the 9.50% Series A Cumulative Redeemable Preferred Stock, which set forth the rights, preferences, limitations and other terms applicable to such securities. A copy of the Articles Supplementary is filed as Exhibit 3.1 to the Issuer's Current Report on Form 8 K filed on April 10, 2026 and is incorporated herein by reference.

The information set forth in Item 5(a) of this Schedule 13D is incorporated herein by reference.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
EX 99.1 - Joint Filing Agreement

SCHEDULE A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the "Instruction C Persons"). To the best of the Reporting Persons' knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock, Preferred Stock, or is party to any contract or agreement as would require disclosure in this Schedule 13D, except to the extent such Instruction C Person is a Reporting Person in which case such Instruction C Person's beneficial ownership is as set forth in Item 5 of the Schedule 13D.

REPORTING PERSON: CF GROUP MANAGEMENT, INC., A NEW YORK CORPORATION ("CFGM")

Directors, Officers, and Control Persons of CFGM

Name Title Present Occupation Business Address Citizenship

Brandon Director, Chairman Chairman and Chief 499 Park Avenue, United States
G. Lutnick and Chief Executive Executive Officer New York, NY 10022
Officer

Kyle Director, President Executive Vice 499 Park Avenue, United States
S. Lutnick Chairman New York, NY 10022

Edith Director, Executive Director 300 Avenue of United States
M. Lutnick Vice Chairman Champions
Suite 110
Palm Beach Gardens,
FL 33418

Stephen Vice President, Chairman of the 499 Park Avenue, United States
M. Merkel Chief Legal Officer Board of Directors, New York, NY 10022
and Secretary EVP and Chief
Legal Officer

Danny Chief Chief 499 Park Avenue, United States
Salinas Financial Officer Financial Officer New York, NY 10022

REPORTING PERSON: CANTOR FITZGERALD, L.P., A DELAWARE LIMITED PARTNERSHIP ("Cantor")

General Partnership Interests and Control Persons of Cantor

Name Title Present Occupation Business Address Citizenship

Brandon Chairman and Chairman and 499 Park Avenue, United States
G. Lutnick Chief Executive Chief Executive New York, NY 10022
Officer Officer

Kyle Executive Vice Executive Vice 499 Park Avenue, United States
S. Lutnick Chairman Chairman New York, NY 10022

Stephen Executive Vice Chairman of the 499 Park Avenue, United States
M. Merkel Chairman, General Board of Directors, New York, NY 10022
Counsel, Chief EVP and Chief
Legal Officer Legal Officer
and Secretary

Danny Chief Chief 499 Park Avenue, United States
Salinas Managing Financial Officer New York, NY 10022
Director
and Chief
Financial Officer

Adam Senior Managing Senior Managing 110 East 59th Street, United States
Brajer Director, Deputy Director, Deputy New York, NY 10022
General Counsel General Counsel
and Assistant and Secretary
Secretary

Kelley Senior Managing Senior Managing 110 East 59th Street, United States
Basham Director, Deputy Director, Deputy New York, NY 10022
General Counsel General Counsel
and Assistant
Secretary

## Signatures
- CF GROUP MANAGEMENT, INC.: /s/ Brandon G. Lutnick, Brandon G. Lutnick/Chief Executive Officer and Chairman (05/06/2026)
- CANTOR FITZGERALD, L.P.: /s/ Brandon G. Lutnick, Brandon G. Lutnick/Chief Executive Officer and Chairman (05/06/2026)
- CANTOR FITZGERALD INVESTORS, LLC: /s/ William J. Ferri, William J. Ferri/Chief Executive Officer (05/06/2026)
- CF REAL ESTATE HOLDINGS, LLC: /s/ Christopher A. Milner, Christopher A. Milner/President (05/06/2026)
- Brandon G. Lutnick: /s/ Brandon G. Lutnick, Brandon G. Lutnick (05/06/2026)